Exhibit 99.1

SPI Energy Co., Ltd. Amends Terms of Convertible Bond Financing

SANTA CLARA, CALIFORNIA – Thursday, October 8, 2020 – SPI Energy Co., Ltd., (NASDAQ: SPI) (the "Company"), a global provider of photovoltaic (PV) solutions for business, residential, government, and utility customers and investors, today announced that it entered into an amendment agreement with respect to the Company’s convertible bond financing with Magical Glaze Limited, pursuant to which agreement the repayment of US$6.6 million and US$ 13.4 million of the a principal amount of US$20 million is due by October 8, 2020 and March 31, 2021, respectively.

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global provider of photovoltaic (PV) solutions for business, residential, government, and utility customers and investors. The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries and/or industries, such as electric vehicles and charging stations, leveraging the Company’s expertise and growing base of cash flow from solar projects and funding development of projects in agriculture (hemp, alfalfa, etc.) and other markets with significant growth potential.

Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus (COVID-19) and the effects of the outbreak and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

Contact:
SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

Dave Gentry

RedChipCompanies, Inc.

Phone:(407) 491-4498

dave@redchip.com